

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

>   **Re: Harmony Merger Corp.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed March 13, 2015**
>   **File No. 333-197330**

Dear Mr. Rosenfeld:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Private Placements, page 2

1.   Given your added disclosure that the underwriter or its designees are participating in the unregistered transaction, please tell us why the penultimate sentence of the third paragraph of this section, and similar disclosure elsewhere in your prospectus, continues to refer only to your initial stockholders.

Principal Stockholders, page 74

2.   Please expand the disclosure in footnote (9) on page 75 to identify the members of the investment committee.

3.   Refer to the first paragraph after the footnotes on page 75. Please identify the four stockholders who have indicated an interest in purchasing over 40% of the offered shares. From your revised disclosure, it should be clear the extent to which those who have indicated interest are within your director and officer group, and the extent to which those who have indicated interest are already identified in your beneficial ownership table.

Exhibits

4.   Please tell us which exhibit governs Graubard Miller's obligations and trust waiver previously included in exhibit 10.6.2 and similar agreements.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Jeffrey M. Gallant, Esq.